Exhibit 99.9

NICE to Showcase new Audio Analytics Solution for Fast and Precise
Keyword Searches at NENA 2015

Paramus, New Jersey – June 23, 2015 – NICE Systems (NASDAQ: NICE) today announced that it will showcase the new NICE Inform Audio Analytics solution for the first time in booth #415 at the NENA 2015 Conference & Expo, taking place June 27 to July 2 at the Colorado Convention Center in Denver.

NICE Inform Audio Analytics offers precise, fast searching and categorization of audio content using key words and phrases. This unique capability will enable PSAPs to streamline their investigations, improve compliance and quality assurance, and extract operational intelligence from their 9-1-1 recordings.

For example, the solution can help uncover investigation leads by using keywords to find and retrieve calls that were part of a build-up to an incident. Also, quality assurance managers can search by key words or phrases to identify calls relating to specific types of incidents, and to ensure that proper protocols are being followed.

Other highlights of the event:

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NICE will exhibit its NG9-1-1 solutions, which include the NICE Text-to-9-1-1 logging solution that was first shown at last year’s NENA conference. The NICE Text-to-9-1-1 logging solution supports transitional Text-to-9-1-1 management solutions in compliance with the ATIS’ standards and definitions for text delivery methods.

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NICE will co-present a technology innovation session with Intrado on “Cloud-based Solutions for Your PSAP: What You Need to Know.” NICE and Intrado executives will discuss how the adoption of cloud solutions for public safety is accelerating and the associated benefits of moving a PSAP to the cloud.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage, and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, sporting events, and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.